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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69297

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ARTIVEST BROKERAGE LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 BROADWAY SUITE 1501
(No. and Street)

NEW YORK	**NY**	**10001**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Swan Chang **212-951-1692**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Swan Chang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARTIVEST BROKERAGE LLC, as of December 31 ,2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

PRINCIPAL

Title

2/19/2016

____

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [X] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of New York
County of New York
Subscribed and sworn to before me
This 19th day of Feb of 2016
By Swan Chang

Notary Public


KAYLEE B CN
Notary Public - State of New York
NO. 01CN6327622
Qualified in Kings County
My Commission Expires Jul 6, 2019

CONTENTS



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Artivest Brokerage, LLC
New York, New York

We have audited the accompanying statement of financial condition of Artivest Brokerage, LLC (the Company) as of December 31, 2015, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Artivest Brokerage, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Artivest Brokerage, LLC's financial statements. The Supplemental Information is the responsibility of Artivest Brokerage, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

New York, New York
February 26, 2016

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ARTIVEST BROKERAGE LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash	$	80,804
Total assets		80,804
Member's Equity		
Member's Equity	$	80,804

The accompanying notes are an integral part of this statement.

ARTIVEST BROKERAGE LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Advisory fees	$ -
Total revenues	-
Expenses:	
Other expenses	-
Total expenses	-
Net Income	$ -

The accompanying notes are an integral part of this statement.

ARTIVEST BROKERAGE LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash flows from financing activities		
Member's capital contribution	$	60,000
Net cash provided by financing activities		60,000
Cash - beginning of year		20,804
Cash - end of year	$	80,804

The accompanying notes are an integral part of this statement.

ARTIVEST BROKERAGE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance at January 1, 2015	$	20,804
Member's capital contribution		60,000
Balance at December 31, 2015	$	80,804

The accompanying notes are an integral part of this statement.

ARTIVEST BROKERAGE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Artivest Brokerage, LLC (the "Company") is a broker-dealer that became registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 on January 14, 2015 and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC rule 15c3-1.

The Company will engage in the private placement of securities and rendering financial advice on mergers and acquisitions. However, the primary initial focus of the Company is to serve the marketing needs of its Parent's investment vehicles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting and use of estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition

Fee revenue and related expenses arising from any transactions are recorded on an accrual basis. For the year ended December 31, 2015, there have not been any revenues or expenses borne by the Company.

Concentrations

All of the Company's cash is on deposit with a single financial institution. The company does not consider itself to be at risk with respect to its balances.

3. INCOME TAXES

The Company is a limited liability company, treated as a disregarded entity for federal, state and city income tax purposes; it therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements. For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions.

4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 8 to 1 in the first year as a broker-dealer and 15 to 1 thereafter and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015 the Company's net capital was approximately $50,000 which was approximately $45,000 in excess of its minimum requirement of $5,000.

5. RELATED PARTY TRANSACTIONS

In accordance with a services agreement, the Company's affiliate pays for various specified expenses for which the Company would compensate the affiliate in the form of a management fee and for various other expenses, such as sundry professional services, for which the Company does not reimburse the affiliate.

During the year 2015, the Company did not pay its parent a management fee, by mutual agreement. The affiliate paid expenses of approximately $71,000 in 2015 and $30,000 in January 2016 on behalf of the Company without seeking reimbursement since the affiliate was assumed to be the primary beneficiary of these expenditures even though they were originally charged directly to the Company.

6. EXEMPTION FROM RULE 15C3-3

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I
ARTIVEST BROKERAGE LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Net Capital		
Total member's equity	$	80,804
Deductions and/or charges		
Registration fees owing by the Company as of December 31, 2015, which were paid by its holding company in January, 2016		(30,316)
Net capital		50,488
Less: Minimum net capital requirements Greater of $5,000 or 12-1/2% of aggregate indebtedness		5,000
Excess of net capital over minimum requirement	$	45,488
Percentage of aggregate indebtedness to net capital		60%
Pro forma aggregate indebtedness	$	30,316

There are no differences between the net capital reflected above and the net capital reflected in the FOCUS report Form X-17A-5 reported by the Company as of December 31, 2015

SCHEDULE II
ARTIVEST BROKERAGE LLC

INFORMATION REGARDING APPLICABILITY OF RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2015

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of Paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Artivest Brokerage, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Artivest Brokerage, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Artivest Brokerage, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and *(b)* Artivest Brokerage, LLC stated that Artivest Brokerage, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Artivest Brokerage, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Artivest Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RSM US LLP

New York, New York
February 26, 2016

ARTIVEST BROKERAGE LLC

RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2015

Artivest Brokerage LLC does not handle cash or securities on behalf of customers. Therefore it has no obligation under SEC Rule 15c3-3 throughout the most recent fiscal year and thus may file an Exemption Report.



Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)

ARTIVEST BROKERAGE LLC

FINANCIAL STATEMENTS

FOR YEAR ENDED DECEMBER 31, 2015